Filed Pursuant to Rule 424(b)(3) and Rule 424(c)
Registration No. 333-198847

Prospectus Supplement No. 3
(To Prospectus filed on July 6, 2015, as supplemented by Prospectus Supplement No. 1 dated July 14, 2015 and Prospectus Supplement No. 2 dated July 28, 2015)

ENUMERAL BIOMEDICAL HOLDINGS, INC.

This Prospectus Supplement No. 3 supplements the information contained in the Prospectus, dated as of July 6, 2015, as amended by Prospectus Supplement No. 1 dated July 14, 2015 and Prospectus Supplement No. 2 dated July 28, 2015, relating to the resale of up to 52,154,760 shares of our common stock by selling stockholders.

This Prospectus Supplement No. 3 is being filed to include the information set forth in our Current Report on Form 8-K, which was filed with the Securities and Exchange Commission on August 4, 2015.

You should read this Prospectus Supplement No. 3 in conjunction with the Prospectus. This Prospectus Supplement No. 3 is qualified by reference to the Prospectus, except to the extent that the information contained in this Prospectus Supplement No. 3 supersedes the information contained in the Prospectus. This Prospectus Supplement No. 3 is not complete without, and may not be utilized except in connection with, the Prospectus.

You should consider carefully the risks that we have described in “Risk Factors” beginning on page 7 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is August 4, 2015

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 30, 2015

Enumeral Biomedical Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	000-55415	99-0376434
(State or Other Jurisdiction	(Commission File	(I.R.S. Employer
of Incorporation)	Number)	Identification Number)

200 CambridgePark Drive, Suite 2000 Cambridge, Massachusetts (Address of Principal Executive Offices)	02140 (Zip Code)

(617) 945-9146

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Resignation of Daniel B. Wolfe, Ph.D. from Board of Directors

On July 30, 2015, Daniel B. Wolfe, Ph.D., resigned from the Board of Directors (the “Board”) of Enumeral Biomedical Holdings, Inc. (the “Company”) effective immediately. Mr. Wolfe’s resignation was not the result of a disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Election of Robert J. Easton to Board of Directors

In connection with Dr. Wolfe’s resignation from the Board, on July 30, 2015, the Board elected Robert J. Easton to serve as a Class III director of the Company until his successor is duly elected and qualified or until his earlier death, resignation or removal. Mr. Easton was elected to the Board in accordance with the provisions of that certain Voting Agreement, dated as of July 31, 2014, by and among the Company and certain stockholders named therein (the “Voting Agreement”). On July 30, 3015, Mr. Easton was appointed to the Audit Committee of the Board, on which he will also serve as Chairman.

In connection with his election and in accordance with the Company’s director compensation program, on July 30, 2015, Mr. Easton was awarded a non-qualified stock option to purchase 20,000 shares of the Common Stock of the Company, $0.001 par value per share (the “Common Stock”), under the Company’s 2014 Equity Incentive Plan, as amended (the “2014 Plan”), with an exercise price equal to the Fair Market Value (as defined in the 2014 Plan) of a share of Common Stock on the date of grant, which vests in full immediately upon grant.

In addition, the Company entered into its standard indemnification agreement for directors and officers (the “Indemnification Agreement”) with Mr. Easton. The Indemnification Agreement provides for the indemnification of Mr. Easton for certain expenses and liabilities (including liabilities arising under the Securities Act of 1933, as amended) incurred in connection with any action, suit, proceeding or alternative dispute resolution mechanism, or hearing, inquiry or investigation that may lead to the foregoing, to which he is a party, or is threatened to be made a party, by reason of the fact that he is or was a director, officer, employee, agent or fiduciary of the Company, or any of the Company’s subsidiaries, by reason of any action or inaction by him while serving as an officer, director, agent or fiduciary, or by reason of the fact that he was serving at the Company’s request as a director, officer, employee, agent or fiduciary of another entity. In the case of an action or proceeding by or in the right of the Company or any of its subsidiaries, no indemnification will be provided for any claim where a court determines that the indemnified party is prohibited from receiving indemnification.

Except as described above, (i) there are no arrangements or understandings between the new director and any other person pursuant to which Mr. Easton was selected as a director, and (ii) there is no transaction since the beginning of the Company’s last fiscal year, or any currently proposed transaction, between the Company and Mr. Easton in which the amount involved exceeds $120,000.

The summary descriptions of the Voting Agreement and the Indemnification Agreement are qualified in their entirety by reference to the Voting Agreement and form of Indemnification Agreement, which were filed as Exhibits 10.10 and 10.45, respectively, to the Company’s Current Report on Form 8-K/A for the event occurring on July 31, 2014, as filed with the Securities and Exchange Commission on August 8, 2014, and are incorporated herein by reference.

Item 8.01	Other Events.

On July 30, 2015, the Company issued a press release announcing that Mr. Easton had been elected to the Board. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d)          Exhibits

Exhibit Number	Description
10.1*	Voting Agreement dated July 31, 2014 among the Company and the other parties thereto
10.2**	Form of Indemnification Agreement between the Company and each of its directors and officers
99.1	Press Release of the Company, dated July 30, 2015

*	Incorporated by reference to Exhibit 10.10 to the Form 8-K/A for the event occurring on July 31, 2014 as filed with the Securities and Exchange Commission on August 8, 2014.
**	Incorporated by reference to Exhibit 10.45 to the Form 8-K/A for the event occurring on July 31, 2014 as filed with the Securities and Exchange Commission on August 8, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ENUMERAL BIOMEDICAL HOLDINGS, INC.

Dated: August 4, 2015	By:	/s/ Kevin G. Sarney
Name: Kevin G. Sarney
Title: Vice President of Finance, Chief Accounting Officer and Treasurer

Exhibit 99.1

Enumeral Appoints Robert J. Easton to its Board of Directors

CAMBRIDGE, Mass.—July 30, 2015—Enumeral Biomedical Holdings, Inc. (OTCQB: ENUM), today announced that it has appointed Robert J. Easton to its Board of Directors. Mr. Easton is a recognized leader in the life sciences and healthcare industries, having led strategy development and supervised opportunity assessments for hundreds of clients across the globe, including large and specialty pharmaceutical companies, early-stage and publicly traded biopharmaceutical companies, and diagnostics businesses. Mr. Easton currently serves as Co-Chairman of Bionest Partners, Inc., a consulting firm he co-founded that specializes in strategic planning for pharmaceutical, medical device and diagnostic companies.

“Bob’s analytical skills and deep domain knowledge have made him a valued advisor to many life sciences companies and other healthcare organizations. We are pleased to have his perspective on our Board, and look forward to his guidance as we continue to develop our internal pipeline and further advance our platform technology through strategic partnerships,” said Arthur H. Tinkelenberg, Ph.D., President and Chief Executive Officer of Enumeral.

John J. Rydzewski, Executive Chairman of Enumeral, added, “Bob’s industry experience and strategic insight, coupled with his service as an independent director of public life sciences companies, will greatly benefit Enumeral in achieving our strategic and operational objectives on behalf of our shareholders.”

“I am very excited to join Enumeral’s Board of Directors and have the opportunity to work with the company’s management team and the other Enumeral directors,” said Mr. Easton. “Enumeral is well-positioned to advance immunotherapy discovery and development through their proprietary technology platform, and I am eager to help contribute to the company’s growth as a sustainable, public biotechnology company.”

Prior to co-founding Bionest Partners, from 2007 to 2009 Mr. Easton was a director and Vice President of Apex Bioventures Acquisition Corporation, a special purpose acquisition company he co-founded that focused on the healthcare industry. From 2000 to 2006, Mr. Easton served as Chairman of Easton Associates, LLC, a consulting firm providing advisory services in the healthcare industry. From 1996 to 2000, he was a Managing Director of IBM Healthcare Consulting. Previously, Mr. Easton founded and served as President of The Wilkerson Group, a consulting firm focused on the pharmaceuticals and medical products industry, which was acquired by IBM in 1996. Mr. Easton spent 12 years in various management roles at Union Carbide and Union Carbide Europe, including in marketing and engineering in the clinical diagnostics business unit. Mr. Easton has served since 2002 on the Board of Directors of Cepheid, a molecular diagnostics company, where he also serves on the Nominating and Governance Committee. He previously served as a director of CollaGenex Pharmaceuticals, Inc. from 1994 until the company’s sale in 2008. Mr. Easton currently serves as chairman of the New York Biotechnology Association, and also serves on the Board of Advisors of the Global Cardiovascular Innovation Center at the Cleveland Clinic. He is Chairman of the Board of Directors of Gilda’s Club of New York, which provides social and emotional support to people living with cancer. Mr. Easton holds B.S. and B.A. degrees in chemical engineering from Rice University, and an M.B.A. from Harvard University.

Mr. Easton replaces Daniel B. Wolfe, Ph.D., who has stepped down after serving on the Enumeral board since 2009. Mr. Wolfe was the representative of Harris & Harris Group, Inc., a venture capital firm dedicated to building transformative companies from disruptive science, and was instrumental in founding Enumeral based on technology licensed from the Massachusetts Institute of Technology.

About Enumeral

Enumeral is a biopharmaceutical company discovering and developing novel antibody immunotherapies that help the immune system fight cancer and other diseases. The Company is building a pipeline focused on next-generation checkpoint modulators, with initial targets including PD-1, TIM-3, LAG-3, OX40, and VISTA. In developing these agents, Enumeral’s researchers apply a proprietary immune profiling technology platform that measures functioning of the human immune system at the level of individual cells, providing key insights for candidate selection and validation. For more information on Enumeral, please visit www.enumeral.com.

Forward Looking Statements Disclosure

This press release contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Such statements reflect current beliefs of Enumeral Biomedical Holdings, Inc. (“Enumeral”) with respect to future events and involve known and unknown risks, uncertainties, and other factors affecting operations, market growth, Enumeral’s stock price, services, products and licenses. No assurances can be given regarding the achievement of future results, and although Enumeral believes that the expectations reflected in these forward-looking statements are based on reasonable assumptions, actual results may differ from the assumptions underlying the statements that have been made regarding anticipated events. Factors that may cause actual results, performance or achievements, or industry results to differ materially from those contemplated by such forward-looking statements include, among others, the risks that (a) Enumeral’s expectations regarding market acceptance of the Company’s business in general and the Company’s ability to penetrate the antibody discovery and development fields in particular, as well as the timing of such acceptance, (b) Enumeral’s ability to attract and retain management with experience in biotechnology and antibody discovery and similar emerging technologies, (c) the scope, validity and enforceability of Enumeral’s and third party intellectual property rights, (d) Enumeral’s ability to raise capital when needed and on acceptable terms and conditions, (e) Enumeral’s ability to comply with governmental regulation, (f) the intensity of competition, (g) changes in the political and regulatory environment and in business and fiscal conditions in the United States and overseas and (h) general economic conditions.

More detailed information about Enumeral and risk factors that may affect the realization of forward-looking statements, including forward-looking statements in this press release, is set forth in Enumeral’s filings with the Securities and Exchange Commission. Enumeral urges investors and security holders to read those documents free of charge at the Commission’s website at http://www.sec.gov. Forward-looking statements speak only as to the date they are made, and except for any obligation under the U.S. federal securities laws, Enumeral undertakes no obligation to publicly update any forward-looking statement as a result of new information, future events or otherwise.

Contacts

Burns McClellan, Inc., on behalf of Enumeral Biomedical Holdings

Investors

Steve Klass, 212-213-0006

sklass@burnsmc.com

or

Media

Justin Jackson, 212-213-0006, ext. 327

jjackson@burnsmc.com